EXHIBIT 21

ARBITRON INC.

SUBSIDIARIES

State or
Other Jurisdiction
Subsidiaries and Their Affiliates:	of Incorporation
Arbitron Holdings Inc.	Delaware
CSW Research Limited (1)	United Kingdom
Euro Fieldwork Limited (2)	United Kingdom
Ceridian Infotech (India) Private Limited	India

(1)	CSW Research Limited is a subsidiary of Arbitron Holdings, Inc.

(2)	Euro Fieldwork Limited is a subsidiary of CSW Research Limited.